UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                            SMTEK INTERNATIONAL INC.
-----------------------------------------------------------------
                                (Name of Issuer)


                                   Common Stock**
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                         (Title of Class of Securities)

                                   832688204
                  ---------------------------------------------
                                (CUSIP Number)

                               September 8, 2003
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       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         **The reporting person has acquired shares of the Issuer's Series A Preferred Stock which are immediately convertible into Common Stock.





                                Page 1 of 3 pages



CUSIP NO. 832688204
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1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Gene Haas, Trustee of the Gene Haas Trust DTD 3/9/99
       I.R.S. Identification No.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)      [ ]
                                                    (b)      [ ]
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Citizen of the United States
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                        5.    SOLE VOTING POWER   250,000
  NUMBER OF
   SHARES                     ------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER   -0-
  OWNED BY
    EACH                      ------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER   250,000
   PERSON
    WITH                      ------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER   -0-

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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   250,000
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                       [ ]
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)         9.9%
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12.   TYPE OF REPORTING PERSON                                        00













                                   Page 2 of 3 Pages



CUSIP NO. 832688204
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         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          Dated:  September 15, 2003


                          /s/ Gene Haas
                          -------------------------------------------
                          Name: Gene Haas, Trustee of the Gene
                          Title: Haas Trust DTD 3/9/99






























                                   Page 3 of 3 Pages